

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

April 20, 2009

David W. Scheible
President and Chief Executive Officer
814 Livingston Court
Marietta, Georgia 30067

Re: **Graphic Packaging Holding Company**
Schedule 14A Proxy Statement
Filed March 19, 2009
File No. 001-33988

Dear Mr. Scheible:

We have completed our review of your Preliminary Schedule 14A Proxy Statement and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Laura Lynn Smith
Fax: (770) 644-2929